Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Sunrise Shack Corporation
2300 N. King St. Unit 101
Honolulu, HI 96819
https://www.sunriseshackhawaii.com/

Up to $1,234,995.00 in Class C Common Stock at $7.50
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

> Company: Sunrise Shack Corporation
> Address: 2300 N. King St. Unit 101, Honolulu, HI 96819
> State of Incorporation: MI
> Date Incorporated: November 17, 2023

Terms:

> Equity

Offering Minimum: $15,000.00 | 2,000 shares of Class C Common Stock
Offering Maximum: $1,234,995.00 | 164,666 shares of Class C Common Stock
Type of Security Offered: Class C Common Stock
Purchase Price of Security Offered: $7.50
Minimum Investment Amount (per investor): $240.00

Forward-Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Reservation Bonus | 5% Bonus Shares

Reservation Holders in the Testing The Waters Page will receive 5% bonus shares.

Combo/Avid Investor Perk

Combo Tier 1

Invest $500+ within the first two weeks and receive 5% bonus shares.

Combo Tier 2

Invest $5,000+ within the first two weeks and receive 10% bonus shares

Volume-Based Perks

Pupukea Beach | $500+

Invest $500+ and receive a $25 gift card to our in store locations, invitation to an investor's party on Oahu.

Off the Wall | $1,000+

Invest $1,000+ and receive a bag of coffee, a $50 gift card to our in store locations, an invitation to an investor's party on Oahu, and 2% bonus shares.

Ala Moana Bowls | $5,000+

Invest $5,000+ and receive an exclusive ohana shirt, a bag of coffee, an invitation to an investor's party on Oahu, and 4% bonus shares.

Sandy Beach | $10,000+

Invest $10,000+ and receive an exclusive ohana shirt, a bucket hat, a bag of coffee, invitation to an investor's party on Oahu, and 6% bonus shares

Sunset Beach | $25,000+

Invest $25,000 and receive one of the founders' surfboards signed by all of the founders, a custom ohana shirt and a mug, an invitation to an investor's party on Oahu, and 8% bonus shares.

Banzai Pipeline | $50,000+

Invest $50,000+ and receive a signed surfboard sent to you, a surf lesson with one of the founders, an invitation to an investor's party on Oahu, a custom ohana shirt, and 10% bonus shares.

Ohana | $100,000+

Invest $100,000+ and receive one of the founders signed surfboards, a flight to Hawaii from the US to surf and have a surf lesson with one of the founders, a custom ohana shirt, an invitation to an investor's party on Oahu, and 12% bonus shares.

*Travel and Lodging Not Included

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.


The 10% StartEngine Owners' Bonus

The Sunrise Shack will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.


This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class C Common Stock at $7.50/ share, you will receive 110 shares of Class C Common Stock, meaning you'll own 110 shares for $750.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Sunrise Shack, a thriving organic cafe born from the vision of four Hawaiian pro surfers, has blossomed from an 80-square-foot shack at Sunset Beach, Oahu, into a well-known hot spot across the island amongst both locals and tourists. Specializing in organic coffee and sumptuous smoothie bowls, we've also cultivated a lifestyle brand that resonates with our customers. With merchandise sales consistently reaching five figures weekly, we've become a hub for health-conscious and happy living in Hawaii and beyond.

Sunrise Shack Corporation (a C-corportion) was originally formed as New SS Corporation on November 17, 2023, as a Corporation in Michigan. On November 22nd, New SS Corporation changed its name to Sunrise Shack Corporation. On November 17th, 2023, Sunrise Shack Corporation acquired the following entities: The Sunrise Shack Hanalei Limited Liability Company, Sunrise Shack AM LLC, Sunrise Shack Waikiki One Limited Liability Company, Sunrise Shack Franchising LLC, Sunrise Shack Kailua LLC, Sunrise Shack Kitchen Oahu LLC, and Sunrise Shack Shark's Cove LLC.

Competitors and Industry

COMPETITORS

We have a few competitors: Playa Bowls, Cha Cha Matcha, La La Land, Nautical Bowls, and Jamba Juice, but we stand out because our commitment to offering the healthiest and highest-quality products sets us apart from the competition. The positive and energetic atmosphere embodies the aloha spirit of our locations, along with our strong branded merchandise sales which contributes to our success.

While there are other cafe's in the surrounding areas, none have garnered the following and success that The Sunrise Shack has.

INDUSTRY

In the midst of the global organic food and beverages market, estimated at an impressive USD 208.19 billion in 2022 and projected to maintain a compound annual growth rate (CAGR) of 11.7% from 2023 to 2030 (Source 1), we believe Sunrise Shack can make a strong impact amongst health-conscious individuals, surf enthusiasts, and tropical lovers.

Source 1: https://www.grandviewresearch.com/industry-analysis/organic-foods-beverages-market#:~:text=The%20global%20organic%20food%20and,11.7%25%20from%202023%20to%202030

Current Stage and Roadmap

CURRENT STAGE

The Sunrise Shack currently has 5 lcoations, 70 employees, and serves coffee, smothie bowls, and avocado toast to over 1,000,000 customers annually. The Sunrise Shack has generated over $16.7 million in revenue across the five locations since inception, and has a social media following of over one million across multiple platforms.

FUTURE ROADMAP

With expansion potential spanning coastal to surf towns and college campuses, we've established a niche in the organic cafe market. Sunrise Shack is the only business to be featured on the cover of Hawaii Magazine, and we've partnered with Southwest Airlines for a marketing campaign, solidifying our leading presence amongst Hawaii's thriving tourism and hospitality scene. Our goal is to expand our organic cafe concept, and with your investment, we'll open new key locations in Hawaii and launch our franchise program on the West Coast, all while streamlining operations, reducing some costs, and enhancing our in-house production.

The Team

Officers and Directors

Name: Travis Smith

Travis Smith's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Chairman
  Dates of Service: January, 2017 - Present
  Responsibilities: Travis helps with the day to day. he helps with the direction of the company. helps oversee all departments. he runs the quarterly board meetings and works side by side with the CEO. Travis's pay is 3% of sales as a management fee. he is the original founder and owns 45% of the company.

Name: Anthony Thomas

Anthony Thomas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & President
  Dates of Service: September, 2021 - Present
  Responsibilities: With over 20 years of culinary experience and classical training, Anthony is a chef-turned-CEO whose leadership extends from the kitchen to the boardroom. His unique blend of strategic acumen and culinary mastery has set a new standard for dining. At Sunrise Shack, Anthony has cultivated a team of professionals who share his unyielding commitment to quality and service. Together, they deliver an unparalleled dining experience that fuses island warmth with high-class sophistication. Every bowl, coffee, and smoothie is a testament to Anthony's two decades of passion and innovation in the culinary arts. Join us to savor a taste of excellence, carefully curated by Anthony and his exceptional team. His Salary is $138,000 and he owns 1% of the company.

Name: Richard Williams

Richard Williams's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO, Treasurer, Secretary

Dates of Service: May, 2018 - Present

Responsibilities: Over 30 years of experience in every level of accounting all the way to CFO across multiple industries at various size companies including involvement in an IPO listing on the NYSE. I've been with the Sunrise Shack since its inception and I've worked with its owners for the majority of their lives. It is an amazing experience to be a part of such a visionary company. A company whose bottom line is not their top priority. We are trying to help people learn about and invest in their health and their well being but also doing what we can to give back to the planet and our communities as we make the world a better place. Rich is currently a 1099 contractor.

Other business experience in the past three years:

- Employer: RAW Enterprises Inc.
  Title: President
  Dates of Service: January, 2010 - Present
  Responsibilities: It is my consulting company and I am a one person consulting crew primarily providing fractional CFO services for multiple businesses but have been spending most of my time the last two years as the full time CFO for the Sunrise Shack.

Other business experience in the past three years:

- Employer: Outlive Homes real estate
  Title: Principal Broker
  Dates of Service: November, 2022 - Present
  Responsibilities: Richard is the Principal broker for the company

Name: Andrew J. Smith

Andrew J. Smith's current primary role is with Summit Lake Partners LLC. Andrew J. Smith currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director, Board Member
  Dates of Service: January, 2017 - Present
  Responsibilities: Over 40 years of running businesses and companies that he usually started from the ground up including involvement in an IPO listing on the NYSE. Andy is the voice of wisdom when it comes to guiding the Sunrise Shack into the future having been through so many ups and downs and business cycles throughout his lifetime. His historical knowledge and guidance from having been there and done that should continue to be invaluable for the Sunrise Shack as they continue to grow the brand.

- Position: Business Management
  Dates of Service: April, 2023 - Present
  Responsibilities: Mr. Smith is a board member and handles real estate management, insurance management and also is instrumental with legal issues surrounding the Company. Andy currently receives $12,480 annual salary for this role within the Company.

Other business experience in the past three years:

- Employer: Summit Lake Partners LLC
  Title: Manager
  Dates of Service: May, 2019 - Present
  Responsibilities: Handle the day to day management of Real Estate development projects.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to

manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class C Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic

environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to zoning, the manufacturing, labeling, distribution, handling and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Currently our only stores are in Hawaii.

Therefore any disruptions to the Hawaii tourism industry could cause noticeable effects on our sales and bottom line.

State of Hawaii Minimum Wage Increase

As of January 1, 2024, the minimum wage in Hawaii is increasing to $14.00 per hour; January 1, 2026, to $16.00 per hour; and January 1, 2028 to $18.00 per hour.

Supply Chain Seasonality Risk

The Company uses many fresh and seasonal ingredients in our menu items and shortages in these items can occur in our supply chain at times making these items more expensive during their out-of-season times.

Inflation Risk

We have a commissary kitchen that supplies all of our stores with the primary products sold in each of our stores. When we see inflation in overall food prices this can have a direct effect on our bottom line if we do not find a way to offset these increases by changing suppliers or working on better bulk purchasing for the Company as a whole.

Leased Properties

Our stores operate from leased locations and therefore a loss of any of our leases would cause a store closure which would cause an immediate decrease in gross revenues. If this were to occur we would look for new alternative space in a comparable or better location than the one that was being closed.

Concentration of Location

Currently, the Company's only stores are located in Hawaii. Therefore, any disruption to the Hawaii tourism industry could cause a noticeable effect on sales and the Company's bottom line.

Minimum Wage Increases

As of January 1st, 2024, the minimum wage in Hawaii is increasing to $14 per hour, to $16 per hour as of January 1st, 2026, and to $18 per hour as of January 1st, 2028. The Company expects this to have a significant impact on their yearly payroll expenses.

Lease risk

Currently, one of the store locations is operating under a month-to-month lease. Therefore, a loss of the lease would cause a store closure which would cause an immediate decrease in gross revenues. Based on management's projected 2023 store sales numbers that would equate to the loss of about $900,000 in annual sales if the store were to close. This gross sales number represents almost 18% of the Company's 2022 total sales income. Management believes this one store closing would not significantly impact their bottom line as the store currently operates at right around break even for the Company. In addition, the location is mobile (a food truck) and can be relocated to a new space near their current location if the the store's lease were to be terminated.

Supply Chain Product Sourcing

The Company uses many fresh and seasonal ingredients in our menu items and shortages in these items can occur in our supply chain at times making these items more expensive during their out of season times.

Cost of Goods Inflation

We have a commissary kitchen that supplies all of our stores with the primary products sold in each of our stores. When we see inflation in overall food prices this can have a direct effect on our bottom line if we do not find a way to offset these increases by changing suppliers or working on better bulk purchasing for the Company as a whole.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Travis Smith	1,374,000	Class B Common Stock	89.41%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Class C Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 164,666 of Class C Common Stock.

Class A Common Stock

The amount of security authorized is 6,300,000 with a total of 1,627,200 outstanding.

Voting Rights

EACH SHARE OF CLASS A COMMON STOCK IS ENTITLED TO VOTE ON ALL MATTERS SUBMITTED TO THE CORPORATION'S SHAREHOLDERS AND EACH SHARE OF COMMON STOCK SHALL HAVE ALL OF THE SAME RIGHTS AND PREFERENCES AS EACH OTHER SHARE

Material Rights

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 1,374,000 outstanding.

Voting Rights

EACH SHARE OF CLASS B COMMON STOCK SHALL BE ENTITLED TO VOTE ON ALL MATTERS SUBMITTED TO THE CORPORATION'S SHAREHOLDERS. EACH SHARE OF CLASS B COMMON STOCK SHALL RECEIVE 10 VOTES PER SHARE AND SHALL HAVE ALL THE OTHER RIGHTS AND PREFERENCES AS CLASS A SHARES.

Material Rights

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Class C Common Stock

The amount of security authorized is 1,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class C Common Stock.

Material Rights

EACH SHARE OF CLASS C COMMON STOCK SHALL NOT BE ENTITLED TO VOTE ON ALL MATTERS SUBMITTED TO THE CORPORATION'S SHAREHOLDERS BUT SHALL HAVE ALL THE OTHER RIGHTS AND PREFERENCES AS EACH OTHER CLASS OF SHARES.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Preferred Stock

The amount of security authorized is 200,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Voting: Preferred shareholders may or may not have votes if and when any preferred shares are ever issued.

Dividends: The holders of the preferred stock may or may not be entitled to receive dividends when and if declared by the

Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of October 4, 2023, no dividends had been declared.

Redemption: Not applicable as no preferred shares have been issued or are outstanding as of October 4, 2023, but any preferred stock issued in the future may or may not include redemption rights.

Conversion: Preferred shareholders may or may not have the right to convert shares into common stock, but no preferred shares have been issued or are outstanding as of October 4, 2023.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock will most likely be entitled to receive prior to, and in preference to, any distribution to the common stockholders.

What it means to be a minority holder

As a minority holder of Class C Common Stock of the company, you will have no voting rights which means limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 3,001,200
  Use of proceeds: Founders shares for conversion of LLCs into C-Corp.
  Date: November 21, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $12,204,000.00
  Number of Securities Sold: 1,627,200
  Use of proceeds: To allow Sunrise Shack Corporation to acquire shareholders' ownership equity in the various LLCs and consolidate all assets under the new Sunrise Shack Corporation C-corporation
  Date: November 17, 2023

Offering exemption relied upon: Section 4(a)(2)

- Name: Class B common stock
  Type of security sold: Equity
  Final amount sold: $10,305,000.00
  Number of Securities Sold: 1,374,000
  Use of proceeds: To allow Sunrise Shack Corporation to acquire the shareholder's ownership equity in the various LLCs that the Sunrise Shack Corporation acquired
  Date: November 17, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $4,213,758 compared to $5,179,949 in fiscal year 2022.

The increase in revenue was largely due to our fourth store operating for its first full calendar year of operations as well as a little help from opening our fifth store on July 29, 2022.

Cost of sales

Cost of Sales for fiscal year 2021 was $1,549,960 compared to $1,799,693 in fiscal year 2022. The increase in Cost of Goods Sold ("COGS") had a little to do with inflation but was primarily due to the increase in sales as the COGS as a percentage of sales remained just about the same. We use some of the best and highest quality ingredients in our products.

In 2021 COGS were 36.78% and in 2022 COGS were 34.74% as a percentage of revenue.

Gross margins

Gross margins for fiscal year 2021 were $2,663,798 compared to $3,380,256 in fiscal year 2022. The increase in revenue was largely due to our fourth store operating for its first full calendar year of operations as well as a little help from opening our fifth store on July 29, 2022. Our goal is to continue adding stores to increase volumes allowing us to increase margins with more bulk purchasing and improving our vendor relationships.

Expenses

Expenses for fiscal year 2021 were $3,056,127 compared to $3,556,816 in fiscal year 2022. The increase in expenses was largely due to our fourth store operating for its first full calendar year of operations as well as from opening our fifth store on July 29, 2022.

Historical results and cash flows:

The Company is currently in the growth stage and has been generating revenue since 2018. We are of the opinion the historical cash flows will be slightly indicative of the revenue and cash flows expected for the future because we plan on expanding to the mainland where operating expenses are lower and by launching our franchising program we will be able to increase revenues with a higher gross margin as we continue to scale the business. Past cash was primarily generated through customer sales directly from our stores. Our goal is to add corporate stores and begin franchising to allow us to scale the business and improve our bottom line.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of Decembert 12, 2023, the Company has capital resources available in the form of $236,195 in cash on hand as well as loans available from Square of $519,900.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. They will however allow us to grow and scale faster than we have been by funding our own internal growth to date. Of the total funds that our Company has, eighty-four percent (84%) will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for many years as we are profitable year to date ended October 31, 2023.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for many years at a minimum as we are profitable year to date ended October 31, 2023.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has access to additional loan funds thorugh our Square POS service (Block Inc.) as well as loan funds from private sources.

Indebtedness

- Creditor: Private Individual
  Amount Owed: $130,000.00
  Interest Rate: 12.0%
  Maturity Date: December 31, 2030

- Creditor: Private Individual
  Amount Owed: $50,000.00
  Interest Rate: 12.0%
  Maturity Date: December 31, 2030

- Creditor: Private Individual
  Amount Owed: $100,000.00
  Interest Rate: 12.0%
  Maturity Date: December 31, 2030

- Creditor: SBA = Small Business Administration (EIDL loan)
  Amount Owed: $150,000.00
  Interest Rate: 3.75%
  Maturity Date: May 26, 2050

- Creditor: SBA = Small Business Administration (EIDL loan)
  Amount Owed: $150,000.00
  Interest Rate: 3.75%
  Maturity Date: August 14, 2050

- Creditor: SBA = Small Business Administration (EIDL loan)
  Amount Owed: $72,000.00
  Interest Rate: 3.75%
  Maturity Date: July 28, 2050

- Creditor: Private Individual
  Amount Owed: $300,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2025

- Creditor: New City Nissan (loan serviced by
  Amount Owed: $9,909.00
  Interest Rate: 10.5%
  Maturity Date: March 17, 2025

- Creditor: Private Individual
  Amount Owed: $25,000.00
  Interest Rate: 4.0%
  Maturity Date: November 30, 2023
  Lender agreed to postpone payoff until 1/31/2024

- Creditor: Private Individual
  Amount Owed: $47,000.00
  Interest Rate: 0.0%
  Maturity Date: November 01, 2022
  An $80,000 note for kitchen equipment was dated 12/01/2019 with a private individual with a 0% annual interest rate that provides for payments that $1,650 per month and a final payment scheduled for 11/1/2022 of $2,250.00. The $47,000 remaining on this note is in negotiations for settlement as some of the equipment did not work and Company believes the payments made to date should cover the useable equipment that Company actually received in this deal.

- Creditor: Block Inc. (Square POS)
  Amount Owed: $134,253.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2024
  $117,200 loan with a $17,053 flat fee creating a principal repayment of $134,253. Principal repayment occurs daily as 19.25% of all credit card charges from our Sunset Beach location (SS Hanalei LLC entity) until the amount owed is paid in full.

Related Party Transactions

- Name of Entity: Trigg Management LLC
  Names of 20% owners: Travis Smith
  Relationship to Company: Trigg Management is 100% owned by Travis Smith the Chairman of the Sunrise Shack Company. Travis receives his compensation as a contractor through Trigg Management LLC rather than being on the Sunrise Shack Company payroll.
  Nature / amount of interest in the transaction: Travis Smith is currently receiving 3% of sales through Trigg Management as his fee for being Chairman and running the Sunrise Shack Corporation and related entities.
  Material Terms: Travis Smith's compensation from the Company is 4% of sales but he is currently allowing 1% of sales go to Anthony Thomas the CEO as part of Anthony's compensation package only paying himself 3% of sales today.

- Name of Entity: Michael Noia
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Prior to the Sunrise Shack Company being formed and acquiring all of the existing Sunrise Shack LLCs, Mr. Noia provided three separate loans to the Sunrise Shack entities totaling $280,000 in loan funds.
  Material Terms: Three separate promissory notes totaling $280,000 from Mr. Noia with a 12% annual interest rate and no specified maturity date on when the principal must be repaid. Company is current on the interest only monthly payments on these promissory notes.

- Name of Entity: Jill Smith
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Travis's mother Jill Smith is on payroll for a current salary of $13,000 per year.

Material Terms: Jill Smith handles many things for the Company including but not limited to store planning, design, interior layout, interior design, merchandise procurement and production, occasional repairs and maintenance and she also provides valuable input regarding marketing and branding for the Company.

- Name of Entity: Andrew Smith
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Andy Smith is Travis's father and is on Company payroll for a total of $12,480 per year.
  Material Terms: Mr. Smith is a board member and handles real estate management, insurance management and also is instrumental with legal issues surrounding the Company.

Valuation

Pre-Money Valuation: $22,509,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors focusing primarily on historical revenue and sales per square foot. The company has generated $16.7M in revenue since inception in 2016.

Sales multiple (4.5x)

In FY 2022, the Company generated $5,179,949.00 in revenue and in FY 2021, generated $4,213,758.00 (please refer to our financial statements provided).

We used a 4.3-4.5x sales multiple based on an analysis of publicly available businesses that operate in the same industry. Sunrise Shack is considered a QSR (Quick Service Restaurant). As a QSR, we are seeing current industry sales multiples for valuation purposes of publicly traded QSR companies (based on an October 16, 2023 market value for each publicly traded company) as the following:

5.82x of sales for Chipotle (symbol: CMG) based on 2022 revenues of $8.6 billion and a current market value of $50.07 billion;

6.27x of sales for Dunkin' Brands Group (symbol: DNKN) based on 2022 revenues of $1.4 billion and a current market value of $8.78 billion;

7.84x of sales for McDonald's Corp (symbol: MCD) based on 2022 revenues of $23.183 billion and a current market value of $181.78 billion;

15.16x of sales for Wingstop Inc. (symbol: WING) based on 2022 revenues of $357.5 million and a current market value of $5.42 billion;

The four above companies are publicly traded QSR companies that are much larger than we are and as such they collectively average an 8.77x sales-to-market value ratio. Thus we used a conservative number in comparison to these businesses.

Sales per square foot valuation

Below is a comprehensive justification for our company's current valuation, which is principally based on our sales per square foot metric. This metric is not only a key performance indicator for our business but also a standard measure within the Quick Service Restaurant (QSR) sector.

Sales Per Square Foot: The Gold Standard

Sales per square foot have long been considered a reliable and robust metric for evaluating the financial health and operational efficiency of retail and restaurant businesses. It offers a quantifiable measure that allows for an apples-to-apples comparison across different brands and market segments.

Sunrise 'Shack's Performance

Our company has consistently demonstrated strong performance with an average of $2,300 in sales per square foot. This figure is not merely a number but a testament to our operational excellence, customer satisfaction, and high-quality offerings.

Industry Comparisons

To put this into perspective, let's consider some well-known brands in the QSR sector:

- Shake Shack: $1,140 per square foot {4.2x Multiplyer} 2022

- Chipotle: $980 per square foot {5.34x Multiplyer}

- Starbucks: $746 per square foot {3.01x Multiplyer}

- Zalat Pizza: $734 per square foot {4.5x Multiplyer}

As evidence, our sales per square foot significantly outperform these reputable brands, which we believe supports our valuation.

Disclaimers

The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, the company does not have any outstanding preferred stock, warrants, stock options, or other securities with a right to acquire shares are exercised or a stock option plan.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,995.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Renovations and New Corporate Stores
  29.5%
  We will use approximately 29.5% of the funds raised to refurbish some of our existing stores, upgrade and add to our operating equipment and infrastructure and more importantly to open new corporate stores.

- Inventory
  1.5%
  We will use approximately 1.5% of the funds raised to purchase and expand inventory of the Company's promotional merchandise in preparation of our Company's expansion and to support improvements planned for online sales of our promotional merchandise.

- Company Employment
  16.0%
  We will use approximately 16% of the funds to hire key personnel not only for daily operations but also including the following roles: District Manager, Franchising Liaison and franchising team members, and Controller. Wages to be commensurate with training, experience, and position.

- Working Capital & Franchising
  30.0%
  We will use approximately 30% of the funds for working capital to cover expenses for the additional stores we are working on as well as ongoing day-to-day operations of the Company as a whole as we also expand and incur expenses related to franchising on the mainland United States. We also plan to increase our marketing budget using some of the new funds.

- Debt Repayment
  16.0%
  We will use approximately 16% of the funds for the paydown of our existing debts including but not limited to vendor accounts payable, short-term debts, and long-term debts.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.sunriseshackhawaii.com/ (Sunriseshackhawaii.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sunriseshack

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Sunrise Shack Corporation

[See attached]

New SS Corporation (the "Company") a Michigan Corporation

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
New SS Corporation

We have reviewed the accompanying consolidated financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
December 11, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	344,447	313,608
Accounts Receivable	239,354	70,491
Inventory	165,274	62,037
Total Current Assets	749,075	446,137
Non-current Assets		
Furniture, Vehicle, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	518,882	291,158
Right of Use: Shacks, Stores, & Food Truck	1,686,183	1,434,895
Security Deposits	104,139	101,728
Other	8,972	-
Total Non-Current Assets	2,318,175	1,827,780
TOTAL ASSETS	3,067,250	2,273,917
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	619,491	255,833
Payroll Liabilities	57,652	43,401
Gift Card Liability	29,116	11,788
Notes Payable - Related Party	280,000	-
Current Portion of Notes Payable	280,053	267,781
Short-Term Lease Liability	346,166	227,302
Taxes Payable	-	4,383
Accrued Interest	80,308	56,308
Security Deposits	-	5,100
Total Current Liabilities	1,692,787	871,897
Long-term Liabilities		
Notes Payable - Related Party	-	180,000
Notes Payable	704,208	442,438
Long-Term Lease Liability	1,419,415	1,257,165
Total Long-Term Liabilities	2,123,623	1,879,603
TOTAL LIABILITIES	3,816,410	2,751,501
EQUITY		
Member's Equity	34,989	34,989
Accumulated Deficit	(784,149)	(512,573)
Total Equity	(749,160)	(477,584)
TOTAL LIABILITIES AND EQUITY	3,067,250	2,273,917

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	5,179,949	4,213,758
Cost of Revenue	1,799,693	1,549,960
Gross Profit	3,380,256	2,663,798
Operating Expenses		
Advertising and Marketing	140,399	256,816
General and Administrative	2,726,270	2,236,165
Rent and Lease	612,636	518,906
Depreciation Expense	77,512	44,240
Total Operating Expenses	3,556,816	3,056,127
Operating Income (loss)	(176,560)	(392,330)
Other Income		
Other	1,182	207,350
Total Other Income	1,182	207,350
Other Expense		
Interest Expense	96,198	68,655
Total Other Expense	96,198	68,655
Earnings Before Income Taxes	(271,576)	(253,635)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(271,576)	(253,635)

Statement of Changes in Member Equity

	Member Capital $ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2021	34,989	(258,938)	(223,949)
Net Income (Loss)	-	(253,635)	(253,635)
Ending Balance 12/31/2021	34,989	(512,573)	(477,584)
Net Income (Loss)	-	(271,576)	(271,576)
Ending Balance 12/31/2022	34,989	(784,149)	(749,160)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(271,576)	(253,635)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	77,512	44,240
Accounts Payable and Accrued Expenses	359,275	131,809
Inventory	(103,238)	(29,499)
Accounts Receivable	(169,607)	(33,522)
Accrued Interest	24,750	17,358
Payroll Liabilities	14,251	43,401
Gift Card Liability	17,328	9,711
Lease Liability	29,825	49,573
Other	(16,728)	81
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	233,369	233,153
Net Cash provided by (used in) Operating Activities	(38,207)	(20,482)
INVESTING ACTIVITIES		
Equipment, Leasehold Improvements, and Vehicles	(305,236)	(200,490)
Rent Deposit	(7,511)	(40,317)
Net Cash provided by (used by) Investing Activities	(312,747)	(240,807)
FINANCING ACTIVITIES		
Proceeds from Notes Payable - Related Party	100,000	-
Proceeds from Notes Payables	281,793	371,070
Net Cash provided by (used in) Financing Activities	381,793	371,070
Cash at the beginning of period	313,608	203,828
Net Cash increase (decrease) for period	30,839	109,781
Cash at end of period	344,447	313,608

New SS Corporation
Notes to the Unaudited Consolidated Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

New SS Corporation ("the Company") was formed in Michigan on October 4th, 2023. The new Company acquired the existing Sunrise Shack stores which up to that point in time had been individual LLCs. The Company's concept was born and raised many years earlier on the North shore of the island of Oahu and has grown to five stores here on Oahu. The Company's goal is to spread health and happiness to the world through quality food and positive vibes! The Company's world-famous shack was started in 2016 by Alex, Travis and Koa Smith along with their good friend Koa Rothman. To date, the Company has 5 locations in Hawaii and their goal is to continue opening up key locations in Hawaii and expanding the Sunrise Shack through the West Coast of the U.S. through franchising. In 2023 YTD we have returned to profitability following the rough covid years. The Company is headquartered in Honolulu, Hawaii.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital and provide funds for our expansion.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Basis of Consolidation and Change in Reporting Entity

The financials of the Company include its wholly-owned subsidiaries, The Sunrise Shack Hanalei Limited Liability Company, Sunrise Shack AM LLC, Sunrise Shack Waikiki One Limited Liability Company, Sunrise Shack Franchising LLC, Sunrise Shack Kailua LLC, Sunrise Shack Kitchen Oahu LLC, and Sunrise Shack Shark's Cove LLC, all Hawaiian entities. All significant intercompany transactions are eliminated.

The entities referenced above were standalone LLCs for the periods presented and were later acquired by the Company in October of 2023. The consolidated financial statements for the prior periods have been retrospectively adjusted to include the financial position and results of operations of these entities as if the Company obtained control. Management believes that the retroactive presentation of these entities provides a more accurate representation of the financial position and results of operations of the Company for the periods presented.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentration of Location

Currently, the Company's only stores are located in Hawaii. Therefore, any disruption to the Hawaii tourism industry could cause a noticeable effect on sales and the Company's bottom line.

Concentration of Supplies

The Company uses many fresh and seasonal ingredients in their menu items and shortages in these items can occur in their supply chain at times making these items more expensive during their out-of-season times.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products via in store sales. Revenue is recognized at the time of sale at the register.

Inventory

The Company had an inventory balance of $165,274 as of December 31st, 2022. The Company performs weekly inventory counts and values its inventory using the FIFO (First-In, First-Out) method of accounting.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost
Furniture & Fixtures	7	200,118
Leasehold Improvements	15	278,146
Vehicle	5	41,732
Equipment & Other	3-7	178,432
Cost Basis Total	-	**698,430**
Less Accumulated Depreciation	-	179,548
Grand Total: Book Value as of 12/31/22	-	**518,882**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

The Company previously consisted of various limited liability companies that were pass-through entities therefore any income tax expense or benefit was the responsibility of the company's owners during the periods under review.

As such, no provision for income tax is recognized on the Statement of Operations. Going forward the Company will be taxed as a C Corporation.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A related party loaned the Company a total of $280,000 in three separate loans between May 1st, 2018 and September 30th, 2022 and the Company is paying him 12% per annum on this debt via monthly interest only payments and the notes have no specific due dates.

A founder and his consulting company, Trigg Management LLC, receives a 4% fee off the top of net sales (Gross Sales less discounts, returns, and sales tax for all of his work off the top similar to what a franchisee would be paying to corporate. He is currently receiving 3% of Net Sales from all stores as his management fee for running the Company and he is giving the other 1% to the CEO as a bonus and incentive to grow the Company that gets paid to him through an additional payroll deposit.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company's original Sunset Beach roadside stand was issued a zoning violation in or around late 2022 and has since resolved the issue. In order to get back into compliance, the Company reduced the items on their menu in this location and they expect the impact on sales at this store to decrease by 33% from 2022 sales to 2023 sales.

The Company currently has a licensing agreement with a group in Japan. They have had some management and operational issues over the years that the agreement has been in place including under reporting sales and under compensating the Company as required by the licensing agreement, but so far the Company has not terminated this licensing agreement. The Company should be receiving 4% of gross sales, which are estimated to be between $1,000 to $2,000 per month. The Company is negotiating to get them caught up on payments and back on track going forward.

The Company also sold three other territories to a private individual giving him the exclusive rights to do stores in: Barbados, two stores in Monaco, and one store in Oxford, UK, before the license agreement expires in 2025. The agreement resulted in a $150,000 up front payment and a percentage of sales, but the private individual has not started the process to open any of the stores so management believes the required royalty of 6% of gross sales won't be happening for a while if at all.

As of January 1st, 2024, the minimum wage in Hawaii is increasing to $14 per hour, to $16 per hour as of January 1st, 2026, and to $18 per hour as of January 1st, 2028. The Company expects this to have a significant impact on their yearly payroll expenses.

Rent and Lease

The Company leases 6 different locations for its food trucks, stands, stores all containing different lease agreements. The Company had total security deposits outstanding for its leases of $104,139 as of December 31st, 2022.

The Company leases its Ala Moana store under a 4.5-year operating lease requiring current monthly base rent payments of approximately $7,597 (excluding the General Excise Tax). The current lease expires on June 30th, 2026.

The Company leases its Kailua store under a 5-year operating lease requiring current monthly base rent payments of approximately $3,781 (excluding the General Excise Tax). The current lease expires on February 28th, 2027.

The Company leases its Commissary Kitchen space under a 5-year operating lease requiring current monthly base rent payments of approximately $5,579 (excluding the General Excise Tax). The current lease expires on October 31st, 2024.

The Company leases its Sunset Beach roadside stand space under a 2-year operating lease requiring current monthly base rent payments of approximately $5,000. The current lease expires in 2025.

The Company leases its Waikiki store space under a 5-year operating lease requiring current monthly base rent payments of approximately $5,480 (excluding the General Excise Tax). The current lease expires on April 30th, 2028.

The Company leases its Sharks Cove food truck space under a month-to-month operating lease requiring current monthly base rent payments of approximately $10,471 (including the General Excise Tax). The current lease expires in 2024.

	Year Ending 2022
Other Information	
(Gains) losses on sale-leaseback transactions, net *	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from finance leases (i.e. Interest)	-
Financing cash flows from finance leases (i.e. principal portion)	-
Operating cash flows from operating leases	640,855
ROU assets obtained in exchange for new finance lease liabilities	-
ROU assets obtained in exchange for new operating lease liabilities	2,258,738
Weighted-average remaining lease term in years for finance leases	-
Weighted-average remaining lease term in years for operating leases	6.31
Weighted-average discount rate for finance leases	0%
Weighted-average discount rate for operating leases	4.78%

Maturity Analysis	Finance	Operating
2023-12	-	420,300
2024-12	-	450,357
2025-12	-	266,451
2026-12	-	218,614
2027-12	-	171,864
Thereafter	-	491,512
Total undiscounted cash flows	-	2,019,098
Less: present value discount	-	(253,517)
Total lease liabilities	-	1,765,581

Currently, one of the store locations is operating under a month-to-month lease. Therefore, a loss of the lease would cause a store closure which would cause an immediate decrease in gross revenues. Based on management's projected 2023 store sales numbers that would equate to the loss of about $900,000 in annual sales if the store were to close. This gross sales number represents almost 18% of the Company's 2022 total sales income. Management believes this one store closing would not significantly impact their bottom line as the store currently operates at right around break-even for the Company. In addition, the location is mobile (a food truck) and can be relocated to a new space near their current location if the the store's lease were to be terminated.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into 3 different SBA EIDL loans totaling $371,900. The loans accrue interest at 3.75% with monthly payments totaling $1,813 and a maturity date in 2050. The total accrued interest was $34,433 as of December 31st, 2022, related to these loans.

The Company entered into a note with a private investor totaling $300,000. The loan accrues interest of 8% with payments that began in January of 2023. This note contains a three-year term and newly amortized monthly payments of $13,568 beginning in January of 2024. The loan will be paid off in December of 2025.

The Company entered into an auto loan totaling $44,298 related to their delivery van. The loan accrues interest at 10.5% being repaid over 60 months beginning in 2020. The monthly payments started at $680 and are currently $629. The loan is expected to be repaid anytime between 2023 and 2025.

The Company entered into a note agreement totaling $25,000 on March 3rd, 2020. The loan accrues interest of 4% and provides for interest only payments of $250 per quarter. The note is due on November 30th, 2023.

The Company entered into a note totaling $80,000 to obtain kitchen equipment in 2019. The loan does not accrue interest and provides for payments of $1,650 per month and a final payment originally scheduled for November 1st, 2022 of $2,250. As of December 31st, 2022, the balance was $47,000 remaining on the note, however, the Company is in negotiations for a settlement as some of the equipment did not work and the Company believes the payments made to date should cover the useable equipment that the Company actually received in this deal. The Company expects the settlement to come to a resolution in 2024.

The Company entered into various loans with Square. In 2021, the Company entered into two of these loans consisting of a loan of $220,000 with a loan fee $28,600 and a repayment rate of 20% and a loan of $77,500 with a loan fee of $10,269 and a repayment rate of 16.75%. In 2022, the Company entered into three of these loans consisting of a loan of $125,000 with a loan fee of $16,563 and a repayment rate of 19%, a loan of $210,000 with a loan fee of $16,208 and a repayment rate of 17.5%, and a loan of $98,900 with a loan fee of $13,104 and a repayment rate of 19.25%. All of the 2021 loans were repaid in 2022 and all of the 2022 loans were repaid in 2023.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	560,053
2024	223,046
2025	150,414
2026	13,230
2027	13,230
Thereafter	304,288

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Notes Payable - Related Party	280,000	12%	On Demand	280,000	-	280,000	-	-	180,000	180,000	-
EIDL Loans	371,900	3.75%	2050	13,230	357,208	370,438	34,433	1,462	370,438	371,900	17,439
Notes Payable 1	300,000	8%	2026	-	300,000	300,000	-	-	-	-	-
Notes Payable 2	25,000	4.00%	2023	25,000	-	25,000	-	-	25,000	25,000	-
Notes Payable 3	80,000	0%	2024	-	47,000	47,000	-	3,300	47,000	50,300	-
Van Loan	44,298	10.50%	Between 2023 - 2025	16,732	-	16,732	-	-	-	-	-
Square Loans	433,900	Loan Fees: $45,875	On Demand	225,091	-	225,091	45,875	263,019	-	263,019	38,869
Total				**560,053**	**704,208**	**1,264,261**	**80,308**	**267,781**	**622,438**	**890,219**	**56,308**

NOTE 6 – EQUITY

The Company consisted of limited liability companies that contained one class of membership interest owned by multiple members. On October 4th, 2023, the Company was formed as a C-corporation and acquired the existing Sunrise Shack stores. As part of the incorporation, the Company's equity structure changed to the following as of the time of the review.

The Company has authorized 9,800,000 common shares with a par value of $0.001 per share. Zero shares were outstanding in 2021 and 2022. Furthermore 3,001,200 shares were issued and outstanding as of October 4th, 2023.

Voting: Class A Common stockholders are entitled to one vote per share. Class B Common shares are entitled to ten votes per share. Class C Common shares are entitled to zero votes per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 200,000 preferred shares with a par value of $0.001 per share. Zero preferred shares were issued and outstanding as of 2021 and 2022. Furthermore, zero preferred shares were issued and outstanding as of October 4th, 2023.

Voting: Preferred shareholders may or may not have votes if and when any preferred shares are ever issued.

Dividends: The holders of the preferred stock may or may not be entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of October 4, 2023, no dividends had been declared.

Redemption: Not applicable as no preferred shares have been issued or are outstanding as of October 4, 2023, but any preferred stock issued in the future may or may not include redemption rights.

Conversion: Preferred shareholders may or may not have the right to convert shares into common stock, but no preferred shares have been issued or are outstanding as of October 4, 2023.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock will most likely be entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 11, 2023, the date these financial statements were available to be issued.

As part of the crowd funding campaign, the Company will be issuing up to 7,000 shares of Class C common stock to influencers and others working on the crowd funding campaign.

See Note 6 – Equity for details of the Company's equity structure post conversion.

On December 8th, 2023, the Company entered into a loan agreement with Block Inc (owner of Square POS) totaling $117,200. The loan accrues annual interest of 0% but contains a flat fee of $17,053 and requires the Company to pay 19.25% of their daily credit card sales from their Sunset Beach store until the loan is paid in full. The Company expects to repay the loan by 2024, however payment amounts will vary based upon true sales from that store.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception with the exception of 2019 when it was profitable, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





The Sunrise Shack is not live or open to the public at this moment.

start engine

Add to Watchlist

GET A PIECE OF THE SUNRISE SHACK

Our mission is to spread health and happiness around the world!

The Sunrise Shack is a growing Hawaiian cafe that offers organic coffee, delicious smoothie bowls and a thriving lifestyle brand with strong merchandise sales.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.





THE SUNRISE SHACK'S MISSION IS TO SPREAD ALOHA, HEALTH, AND HAPPINESS WORLDWIDE

$0 Raised

OVERVIEW ABOUT TERMS PRESS DISCUSSION INVESTING FAQS

REASONS TO INVEST

- The Sunrise Shack offers a unique blend of organic coffee, delicious smoothie bowls and a thriving lifestyle brand—a distinctive and appealing combination in the health-conscious market.
- The Sunrise Shack is perfectly positioned to thrive within the global cafe industry, with expansion opportunities in coastal towns, college campuses, and beyond.
- Led by pro surfers and Hawaii locals, The Sunrise Shack has generated over $16.7 million in revenue across five locations and has a social media following of over a million since inception.

Invest Now
$7.50 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$240	$22.51M

THE PITCH

Serving Up the Spirit of Aloha



TASTE OF PARADISE
Born from the vision of four Hawaiian pro surfers
AN ORGANIC CAFE WITH A MISSION TO SHARE THE ESSENCE OF HAWAII WITH THE WORLD.

Sunrise Shack, a thriving organic cafe born from the vision of four Hawaiian pro surfers, has blossomed from an 80 square foot shack at Sunset Beach, Oahu, into a well-known hot spot across the island amongst both locals and tourists. Specializing in organic coffee and sumptuous smoothie bowls, we've also cultivated a lifestyle brand that resonates with our customers. With merchandise sales consistently reaching five figures weekly, we've become a hub for health-conscious and happy living in Hawaii and beyond.



SERVING UP SUNSHINE IN FIVE DIFFERENT LOCATIONS
SUNSET BEACH
SHARK'S COVE
OAHU
KAILUA

WAIKIKI

THE OPPORTUNITY

Grab a Coffee, Make a Friend, and *Truly* Feel like Today is a Good Day



A HUB FOR HEALTH-CONSCIOUS AND HAPPY LIVING IN HAWAII AND BEYOND.
Prioritizing the healthiest, highest-quality products, creating a positive, vibrant atmosphere in our locations.

Our journey began on Oahu's North Shore, driven by a deep connection to the islands' ethos of well-being and community. Born on a plumeria farm in Oahu's North Shore, our founders, Alex, Travis, Koa Smith, and Koa Rothman, embody the Aloha spirit instilled by their Hawaiian upbringing. We're on a mission to share the essence of Hawaii—valuing health, happiness, and community—with the world. We prioritize the healthiest, highest-quality products, creating a positive, vibrant atmosphere in our locations.

We started as a small shack at Sunset Beach and have since grown to five locations with a diverse menu. We serve smoothie bowls, coffee, avocado toast, and more to over a million customers each year and have plans to expand our menu even further. By harnessing the power of social media, we maintain our brand's visibility and garner free marketing. Our hub-and-spoke model, along with a centralized kitchen, provides a practical foundation for Sunrise's future growth.



YOY GROWTH
$6M
$5M
$4M
$3M
$2M
$1M
$0M
$1.35 MILLION
$4.21 MILLION
$5.18 MILLION
$5.23 MILLION*
2020
2021
2022
*2023 PROJECTED

**2023 financials have yet to be reviewed or audited and may be subject to change. This number includes forward-looking projections for December 2023, please refer to our forward-looking information legend at the bottom of this page and our offering materials for further details.*

THE market & our traction

Riding the Wave of Health-Conscious Living



$208.19B
The estimated global organic food and beverages market in 2022
11.7%
Projected CAGR from 2023 to 2030
$2300
Average sales per square ft.
THE SUNRISE SHACK

*Source

In the midst of the global organic food and beverages market, estimated at an impressive USD 208.19 billion in 2022 and projected to maintain a compound annual growth rate (CAGR) of 11.7% from 2023 to 2030 (Source), we believe Sunrise Shack can make a strong impact amongst health-conscious individuals, surf enthusiasts, and tropical lovers. With expansion potential spanning coastal to surf towns and college campuses, we've established a niche in

the organic cafe market. Sunrise Shack is the only business to be featured on the cover of Hawaii Magazine, and we've partnered with Southwest Airlines for a marketing campaign, solidifying our leading presence amongst Hawaii's thriving hospitality scene.



Southwest
Hawaii interisland flights
No change fees *
Think your plans may change? Don't sweat it. We don't charge you fees to change your flight.
Book

Under the leadership of professional surfers and industry experts, we've amassed over $16 million in revenue across our five locations since we first opened our doors. With a social media following exceeding one million collectively across YouTube and Instagram, we feel we are one of the category leaders in Hawaii and beyond, reflecting our dedication to quality, sustainability, and community engagement (as well as through initiatives like beach clean-ups and wellness classes).



OUR TRACTION
$16M+
Lifetime Revenue
1M+
Instagram and YouTube Followers
Southwest
Partnered with Southwest Airlines for a marketing campaign
HAWAI'I
GUIDE TO O'AHU'S
NORTH SHORE
Sole business to grace the cover of Hawaii Magazine

WHY INVEST

Join the Sunrise Shack Ohana: Invest in Health, Happiness, and Growth



KOMBUCHA
THE SUNRISE SHACK
ORDER
BE A PART OF OUR STORY
Invest today and help us change the world, one Sunrise Shack at a time!

Join us on this exciting journey to spread health, happiness, and the spirit of Aloha! Our goal is to expand our organic cafe concept, and with your investment, we'll open new key locations in Hawaii and launch our franchise program on the West Coast, all while streamlining operations, reducing costs, and enhancing our in-house production.

We're committed to health, sustainability, and community, and we're eager to welcome new members to our ohana who share our passion for Aloha.

Together, we'll take Sunrise Shack to the mainland and beyond. Be a part of our story and help us change the world, one Sunrise Shack at a time!

ABOUT

HEADQUARTERS
2300 N. King St. Unit 101
Honolulu, HI 96819

WEBSITE
View Site

The Sunrise Shack is a growing Hawaiian cafe that offers organic coffee, delicious smoothie bowls and a thriving lifestyle brand with strong merchandise sales.

TEAM



Travis Smith
Co-Founder, Chairman

Travis, the middle of the Smith brothers, at the age of 12 became a professional bodyboarder and competed at the world-famous Pipeline. He was discovered for modeling on Oahu at the age of 16 and began traveling the world for brands such as Versace, Calvin Klein, and Ralph Lauren, working as a high fashion model. He then moved back to the islands with the dream to start the sunrise shack. Travis is a co-founder of the Sunrise Shack. He is the visionary leader of the company. He works full time for the shack. follow his journey on instragram @triggtrav



Anthony Thomas
CEO & President

Anthony is a classically trained Chef by trade with over 20 years of expertise in hospitality and restaurants at every level. He excels in delivering memorable dining experiences, building teams and systems. Combining his culinary training with strategic leadership, Anthony oversees the team at The Sunrise Shack and is committed to creating amazing vibes and growing the Sunrise Shack culture of health and happiness. Anthony belives the Sunrise Shack is the embodiment of "practice what you preach" and aims to drive the Shack in its growth both culturally and operationally daily.





Koa Smith
Co-founder, Professional surfer

The youngest of the Smith brothers, Koa is known for traveling the world and scoring some of the best waves on the planet. He holds the record for the longest barrel ever recorded and the most barrels rode on one wave! He now lives on North Shore drinking bullets, surfing Pipeline, and spreading good vibes every day. Follow his journey on instagram @koasmith



Alex Smith
Co-founder, Professional surfer

The eldest of the Smith Brothers, Alex grew up surfing as a sponsored athlete traveling the world. He has been traveling the world storytelling for international brands through videography and photography. His passion for health and peak performance has contributed to each item on the Sunrise Shack menu. Follow his journey on instagram @alexsmith_



Koa Rothman
Co-founder, Professional surfer

Koa is known for his standout performances at Banzai Pipeline and also his YouTube series: This is Livin. At 18 years old he was surfing the heaviest wave in the world in Tahiti, Teahupoo, and caught the biggest wave to ever come in at Teahupoo. He now chases the world's biggest swells and stops by for a Monkey Bowl when he needs a break between the action. Follow his journey on YouTube and Instagram @koarothman



Richard Williams
CFO, Treasurer, Secretary

Rich has accumulated over 30 years of experience in every level of accounting, including serving as a Chief Financial Officer, across a range of industries and companies of varying sizes. His expertise even extends to being involved in an IPO listing on the NYSE.

Throughout his impressive career, Rich has been a dedicated member of the Sunrise Shack team from its very beginning. He has collaborated closely with the company's owners for most of their lives, fostering a deep and enduring connection. For Rich, being a part of this visionary company has been an incredible journey.

What sets the Sunrise Shack apart is its commitment to a higher purpose. Unlike many companies focused solely on their financial bottom line, Rich and the Sunrise Shack team are dedicated to helping people discover and invest in their health and well-being. They're equally passionate about giving back to the planet and their local communities, contributing to the greater goal of making the world a better place.



Andy Smith
Director, Board Member

In a pivotal move, Andy co-founded one of the world's largest Factory Outlet Shopping Center Companies, which he successfully sold in the late 1980s. Subsequently, he embarked on a new chapter by relocating to the picturesque island of Kauai, Hawaii, where he met and married the love of his life, Jill Smith. Together, they raised their three boys—Alex, Travis, and Koa—in the serene beauty of the island.

Andy's impact on Hawaii's retail landscape is undeniable, having played a key role in developing some of the region's premier retail projects. Notable ventures include Dole Cannery, KKP Niketown, Luxury Row, HardRock Cafe, and the Retail Shops in Ko Olina. As a principal, he's been a driving force behind projects with a combined value exceeding 2 billion dollars, leaving an indelible mark on Hawaii's business and retail scene.

TERMS
The Sunrise Shack

Overview

PRICE PER SHARE
$7.50

VALUATION
$22.51M

DEADLINE ⓘ
Mar. 12, 2024 at 11:59 PM PDT

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ

OFFERING TYPE

$240   **Equity**

MAX INVESTMENT ⓘ
$1,234,995

SHARES OFFERED
Class C Common Stock

MIN NUMBER OF SHARES OFFERED
2,000

MAX NUMBER OF SHARES OFFERED
164,666

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Forward-Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Reservation Bonus | 5% Bonus Shares

Reservation Holders in the Testing The Waters Page will receive 5% bonus shares.

Combo/Avid Investor Perk

Combo Tier 1

Invest $500+ within the first two weeks and receive 5% bonus shares.

Combo Tier 2

Invest $5,000+ within the first two weeks and receive 10% bonus shares

Volume-Based Perks

Pupukea Beach | $500+

Invest $500+ and receive a $25 gift card to our in store locations, invitation to an investor's party on Oahu.

Off the Wall | $1,000+

Invest $1,000+ and receive a bag of coffee, a $50 gift card to our in store locations, an invitation to an investor's party on Oahu, and 2% bonus shares.

Ala Moana Bowls | $5,000+

Invest $5,000+ and receive an exclusive ohana shirt, a bag of coffee, an invitation to an investor's party on Oahu, and 4% bonus shares.

Sandy Beach | $10,000+

Invest $10,000+ and receive an exclusive ohana shirt, a bucket hat, a bag of coffee, invitation to an investor's party on Oahu, and 6% bonus shares

Sunset Beach | $25,000+

Invest $25,000 and receive one of the founders' surfboards signed by all of the founders, a custom ohana shirt and a mug, an invitation to an investor's party on Oahu, and 8% bonus shares.

Banzai Pipeline | $50,000+

Invest $50,000+ and receive a signed surfboard sent to you, a surf lesson with one of the founders, an invitation to an investor's party on Oahu, a custom ohana shirt, and 10% bonus shares.

Ohana | $100,000+

Invest $100,000+ and receive one of the founders signed surfboards, a flight to Hawaii from the US to surf and have a surf lesson with one of the founders, a custom ohana shirt, an invitation to an investor's party on Oahu, and 12% bonus shares.

Travel and Lodging Not Included

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

The Sunrise Shack will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class C Common Stock at $7.50/ share, you will receive 110 shares of Class C Common Stock, meaning you'll own 110 shares for $750.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

PRESS



Netflix
Street Food USA

[View Article]

Outside Magazine
The Newest Food Fad Is Superfood-Infused Drinks

[View Article]

Stab Magazine
Sunrise Shack: The Breakfast Of Champions

[View Article]

The Inertia
The Story Behind Oahu's Instagram-Famous Sunrise Shack

[View Article]



Vogue

Pro Surfer, Model, and Hawaii Native Koa Smith Shares His Guide to Oahu

View Article

Show More Press

ALL UPDATES

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into The Sunrise Shack.

JOIN THE DISCUSSION

GB

What's on your mind?

0/2500

Post

LH

Li-Kang Hu
a day ago

Are you able to share more financial information and operating metrics?

💬 1   ↑ 0   ⚑

TT

The Sunrise Shack Team ✔
The Sunrise Shack • a day ago

We are not sure what additional financial information you might be looking for at the moment, but 'Yes'. Once we g...
Show more

↑ 0   ⚑

Show More Comments

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

This is how we start every single day. Welcome to the Sunrise Shack, born and raised right here on the North Shore of Oahu. Our goal has always been to spread health and happiness to the world through positive vibes and high-quality food. Our world-famous shack was started in 2016 by my brothers and I along with our good friend Koa Rothman. As professional athletes and business owners, we know that healthy food with pure ingredients help us get more out of life! It all began as a big dream in a little yellow shack in a world-famous surf destination in Hawaii. Happy International Coffee Day! Just a few organic coffees and local fruit to fuel us between surfs, powered by a small generator and love. After six years, our dream has become a reality. We have five locations on the island, 70 employees serving coffee smoothie bowls, and avocado toast to over a million customers annually. And we’re just getting started. Our sales are over $15M to date and we’ve received hundreds of franchise inquiries worldwide. We believe that the Sunrise Shack is a vehicle to share healthy, delicious food, and good vibes not only in Hawaii but also with the world. Now, our next mission is about to be realized, and this time, you’re invited. For the first time ever, we are inviting our loyal customers and fans on this mission. With this new epic StartEngine campaign, now anyone can own a piece of the Sunrise Shack. What’s next for us? Our goal is to continue opening up key locations here in Hawaii while also and expanding through the West Coast and the US through franchising. As we broaden our reach, we will make key decisions with the goal of increasing our revenue and profits. We will reinvest back into our team, hiring industry experts to help us grow, along with adding new and exciting things to our healthy and tasty menu. This is an exciting and a chance for you to become a part of the Sunrise Shack ohana and support our mission to change the world one Sunrise Shack at a time!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



Filed by Corporations Division Administrator   Filing Number: 223731183790   Date: 11/17/2023

LARA Corporations Online Filing System
Department of Licensing and Regulatory Affairs

Form Revision Date 07/2016

ARTICLES OF INCORPORATION

For use by DOMESTIC PROFIT CORPORATION

Pursuant to the provisions of Act 284, Public Acts of 1972, the undersigned executes the following Articles:

ARTICLE I

The name of the corporation is:

NEW SS CORPORATION

ARTICLE II

Unless the articles of incorporation otherwise provide, all corporations formed pursuant to 1972 PA 284 have the purpose of engaging in any activity within the purposes for which corporations may be formed under the Business Corporation Act. You may provide a more specific purpose:

ARTICLE III

1. State the total authorized shares of each class of stock that the corporation is authorized to issue. All corporations must authorize stock.* If there is more than one class or series of shares, state the relative rights, preferences and limitations of the shares of each class in Article III(2).

Class of Stock	Total authorized number of shares
COMMON	9,800,000
PREFERRED	200,000

2. A statement of all or any of the relative rights, preferences and limitations of the shares of each class is as follows:

THE TOTAL AUTHORIZED CAPITAL STOCK IS 9,800,000 SHARES OF COMMON STOCK AND 200,000 SHARES OF PREFERRED STOCK. SHARES OF COMMON STOCK SHALL BE ALLOCATED BETWEEN 3 CLASSES OF COMMON STOCK AS FOLLOWS: CLASS A: 6,300,000 CLASS B: 2,000,000 CLASS C: 1,500,00 A STATEMENT OF ALL OF THE RELATIVE RIGHTS, PREFERENCES, AND LIMITATIONS OF THE SHARES OF EACH CLASS IS AS FOLLOWS: A. EACH SHARE OF CLASS A COMMON STOCK IS ENTITLED TO VOTE ON ALL MATTERS SUBMITTED TO THE CORPORATION'S SHAREHOLDERS AND EACH SHARE OF COMMON STOCK SHALL HAVE ALL OF THE SAME RIGHTS AND PREFERENCES AS EACH OTHER SHARE. B. EACH SHARE OF CLASS B COMMON STOCK SHALL BE ENTITLED TO VOTE ON ALL MATTERS SUBMITTED TO THE CORPORATION'S SHAREHOLDERS. EACH SHARE OF CLASS B COMMON STOCK SHALL RECEIVE 10 VOTES PER SHARE AND SHALL HAVE ALL THE OTHER RIGHTS AND PREFERENCES AS CLASS A SHARES. C. EACH SHARE OF CLASS C COMMON STOCK SHALL NOT BE ENTITLED TO VOTE ON ALL MATTERS SUBMITTED TO THE CORPORATION'S SHAREHOLDERS BUT SHALL HAVE ALL THE OTHER RIGHTS AND PREFERENCES AS EACH OTHER CLASS OF SHARES. PURSUANT TO AUTHORITY THAT IS EXPRESSLY VESTED IN THE BOARD OF DIRECTORS BY THIS ARTICLE. THE BOARD MAY FROM TIME TO TIME ADOPT RESOLUTIONS PROVIDING FOR THE ISSUANCE OF SHARES OF COMMON STOCK IN ANY CLASS AND PREFERRED STOCK IN ONE OR MORE SERIES. THE RESOLUTION SHALL SPECIFY THE NUMBER OF SHARES TO BE ISSUED AND MAY DESIGNATE THAT THE SHARES (A) HAVE VOTING POWERS. FULL OR LIMITED. OR ARE WITHOUT VOTING POWERS: (B) ARE SUBJECT TO REDEMPTION AT A SPECIFIED TIME OR TIMES AND AT SPECIFIED PRICES; (C) ARE ENTITLED TO RECEIVE DIVIDENDS (WHICH MAY BE CUMULATIVE OR NONCUMULATIVE), AT A SPECIFIED RATE OR RATES, ON SUCH CONDITIONS AND AT SUCH TIMES AS, AND PAYABLE IN PREFERENCE TO OR IN RELATION TO, THE DIVIDENDS PAYABLE ON ANY OTHER CLASS OR CLASSES OR SERIES OF SHARES; (D) HAVE SPECIFIED RIGHTS ON THE DISSOLUTION OF, OR ON ANY DISTRIBUTION OF THE ASSETS OF, THE CORPORATION; (E) ARE CONVERTIBLE INTO OR EXCHANGEABLE FOR SHARES OF ANY OTHER CLASS OR CLASSES OR ANY OTHER SERIES OF THE SAME OR ANY OTHER CLASS OR CLASSES OF SHARES OF THE CORPORATION, AT A SPECIFIED PRICE OR PRICES OR AT SPECIFIED RATES OF EXCHANGE, AND WITH ANY SPECIFIED ADJUSTMENTS: AND (F) HAVE OTHER RELATIVE. PARTICIPATING. OPTIONAL, OR OTHER SPECIAL RIGHTS, QUALIFICATIONS, LIMITATIONS, OR RESTRICTIONS.

ARTICLE IV

The street address of the registered office of the corporation and the name of the resident agent at the registered office (P.O. Boxes are not acceptable):

1. Agent Name: CHRISTOPHER L. KELLY

2. Street Address: 601 TERRACE STREET

   Apt/Suite/Other:

   City: MUSKEGON

   State: MI   Zip Code: 49440

3. Registered Office Mailing Address:

   P.O. Box or Street Address: 601 TERRACE STREET

   Apt/Suite/Other:

   City: MUSKEGON

   State: MI   Zip Code: 49440

ARTICLE V

The name(s) and address(es) of the incorporator(s) is (are) as follows:

Name	Residence or Business Address
CHRISTOPHER L. KELLY	601 TERRACE STREET, MUSKEGON, MI 49440 USA

ARTICLE VI

Any action required or permitted under the Act to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares that have at least the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted. A written consent shall bear the date of signature of the shareholder that signs the consent. Written consents are not effective to take corporate action unless within 60 days after the record date for determining shareholders entitled to express consent to or to dissent from a proposal without a meeting, written consents dated not more than 10 days before the record date and signed by a sufficient number of shareholders to take the action are delivered to the corporation. Delivery shall be to the corporation's registered office, its principal place of business, or an officer or agent of the corporation that has custody of the minutes of the proceedings of its shareholders. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Prompt notice of taking of the corporate action without a meeting by less than unanimous written consent shall be given to shareholders that would have been entitled to notice of the shareholder meeting if the action had been taken at a meeting and that have not consented to the action in writing. An electronic transmission consenting to an action must comply with Section 407(3).

Use the space below for additional Articles or for continuation of previous Articles. Please identify any Article being continued or added.

ARTICLE VII

PURSUANT TO SECTION 209(1)(C) OF THE BUSINESS CORPORATION ACT, 284 PA 1972, A DIRECTOR OF THE CORPORATION SHALL NOT BE PERSONALLY LIABLE TO THE CORPORATION OR ITS SHAREHOLDERS FOR MONETARY DAMAGES FOR A BREACH OF ANY DUTY AS A DIRECTOR, EXCEPT FOR LIABILITY:

1) FOR THE AMOUNT OF A FINANCIAL BENEFIT RECEIVED BY A DIRECTOR TO WHICH HE OR SHE IS NOT ENTITLED;
2) FOR INTENTIONAL INFLICTION OF HARM ON THE CORPORATION OR THE SHAREHOLDERS;
3) FOR A VIOLATION OF SECTION 551 OF THE MICHIGAN BUSINESS CORPORATION ACT; AND
4) FOR AN INTENTIONAL CRIMINAL ACT.

IF, AFTER THE ADOPTION OF THIS ARTICLE BY THE SHAREHOLDERS OF THE CORPORATION, THE MICHIGAN BUSINESS CORPORATION ACT IS HEREAFTER AMENDED TO FURTHER ELIMINATE OR LIMIT THE LIABILITY OF A DIRECTOR, THEN A DIRECTOR OF THE CORPORATION (IN ADDITION TO THE CIRCUMSTANCES IN WHICH A DIRECTOR IS NOT PERSONALLY LIABLE AS SET FORTH IN THE PRECEDING PARAGRAPH) SHALL NOT BE LIABLE TO THE CORPORATION OR ITS SHAREHOLDERS TO THE FULLEST EXTENT PERMITTED BY THE MICHIGAN BUSINESS CORPORATION ACT, AS SO AMENDED. ANY REPEAL OR MODIFICATION OF THIS ARTICLE BY THE SHAREHOLDERS OF THE CORPORATION SHALL NOT ADVERSELY AFFECT ANY RIGHT OR PROTECTION OF A DIRECTOR OF THE CORPORATION EXISTING AT THE TIME OF SUCH REPEAL OR MODIFICATION.

IN CONNECTION WITH THE FORMATION, OPERATION AND WINDING-UP OF THE CORPORATION, EACH SHAREHOLDER, DIRECTOR AND OFFICER SHALL ACT IN GOOD FAITH TOWARD THE CORPORATION AND THE OTHER SHAREHOLDERS, DIRECTORS AND OFFICERS.

THE CORPORATION SHALL INDEMNIFY ITS PRESENT AND PAST DIRECTORS, OFFICERS, EMPLOYEES, AGENTS AND SUCH OTHER PERSONS AS IT SHALL HAVE POWER TO INDEMNIFY, TOGETHER WITH THEIR HEIRS AND PERSONAL REPRESENTATIVES, TO THE FULLEST EXTENT PERMITTED UNDER AND SUBJECT TO THE LIMITATIONS OF THE MICHIGAN BUSINESS CORPORATION ACT AGAINST ALL JUDGEMENTS, PAYMENTS IN SETTLEMENT, FINES AND OTHER COSTS AND EXPENSES (INCLUDING ATTORNEY FEES), INCURRED BY SUCH PERSON IN CONNECTION WITH THE DEFENSE OF ANY ACTION, SUIT OR PROCEEDING WHICH IS BROUGHT OR THREATENED AGAINST OR INVOLVING SUCH PERSON BECAUSE HE OR SHE WAS OR IS A DIRECTOR, OFFICER, EMPLOYEE, AGENT OR OTHERWISE ACTING ON BEHALF OF THE CORPORATION OR ANY AFFILIATE.

Signed this 17th Day of November, 2023 by the incorporator(s).

Signature	Title	Title if "Other" was selected
Christopher L. Kelly	Incorporator	

By selecting ACCEPT, I hereby acknowledge that this electronic document is being signed in accordance with the Act. I further certify that to the best of my knowledge the information provided is true, accurate, and in compliance with the Act.

Decline   Accept

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS

FILING ENDORSEMENT

This is to Certify that the ARTICLES OF INCORPORATION

for

NEW SS CORPORATION

ID Number: 803128222

received by electronic transmission on November 17, 2023 , is hereby endorsed.

Filed on November 17, 2023, by the Administrator.

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.



In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, ***in the City of Lansing, this 17th day of November, 2023.***

Linda Clegg

Linda Clegg, Director

Corporations, Securities & Commercial Licensing Bureau



Department of Licensing and Regulatory Affairs

Form Revision Date 07/2016

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

For use by DOMESTIC PROFIT CORPORATION

Pursuant to the provisions of Act 284, Public Acts of 1972,the undersigned corporation executes the following Certificate:

The identification number assigned by the Bureau is:

803128222

The name of the corporation is:

NEW SS CORPORATION

The Articles of Incorporation is hereby amended to read as follows:

ARTICLE III

1. State the total authorized shares of each class of stock that the corporation is authorized to issue. All corporations must authorize stock.* If there is more than one class or series of shares, state the relative rights, preferences and limitations of the shares of each class in Article III(2).

Class of Stock	Total authorized number of shares
COMMON	9,800,000
PREFERRED	200,000

2. A statement of all or any of the relative rights, preferences and limitations of the shares of each class is as follows:

ARTICLE III THE TOTAL AUTHORIZED CAPITAL STOCK IS 9,800,000 SHARES OF COMMON STOCK AND 200,000 SHARES OF PREFERRED STOCK. SHARES OF COMMON STOCK SHALL BE ALLOCATED BETWEEN 3 CLASSES OF COMMON STOCK AS FOLLOWS: CLASS A: 6,300,000 CLASS B: 2,000,000 CLASS C: 1,500,000 A STATEMENT OF ALL OF THE RELATIVE RIGHTS, PREFERENCES, AND LIMITATIONS OF THE SHARES OF EACH CLASS IS AS FOLLOWS: A. EACH SHARE OF CLASS A COMMON STOCK IS ENTITLED TO VOTE ON ALL MATTERS SUBMITTED TO THE CORPORATION'S SHAREHOLDERS AND EACH SHARE OF COMMON STOCK SHALL HAVE ALL OF THE SAME RIGHTS AND PREFERENCES AS EACH OTHER SHARE. B. EACH SHARE OF CLASS B COMMON STOCK SHALL BE ENTITLED TO VOTE ON ALL MATTERS SUBMITTED TO THE CORPORATION'S SHAREHOLDERS. EACH SHARE OF CLASS B COMMON STOCK SHALL RECEIVE 10 VOTES PER SHARE AND SHALL HAVE ALL THE OTHER RIGHTS AND PREFERENCES AS CLASS A SHARES. C. EACH SHARE OF CLASS C COMMON STOCK SHALL NOT BE ENTITLED TO VOTE ON ALL MATTERS SUBMITTED TO THE CORPORATION'S SHAREHOLDERS BUT SHALL HAVE ALL THE OTHER RIGHTS AND PREFERENCES AS EACH OTHER CLASS OF SHARES. PURSUANT TO AUTHORITY THAT IS EXPRESSLY VESTED IN THE BOARD OF DIRECTORS BY THIS ARTICLE, THE BOARD MAY FROM TIME TO TIME ADOPT RESOLUTIONS PROVIDING FOR THE ISSUANCE OF SHARES OF COMMON STOCK IN ANY CLASS AND PREFERRED STOCK IN ONE OR MORE SERIES. THE RESOLUTION SHALL SPECIFY THE NUMBER OF SHARES TO BE ISSUED AND MAY DESIGNATE THAT THE SHARES (A) HAVE VOTING POWERS, FULL OR LIMITED, OR ARE WITHOUT VOTING POWERS; (B) ARE SUBJECT TO REDEMPTION AT A SPECIFIED TIME OR TIMES AND AT SPECIFIED PRICES; (C) ARE ENTITLED TO RECEIVE DIVIDENDS (WHICH MAY BE CUMULATIVE OR NONCUMULATIVE), AT A SPECIFIED RATE OR RATES, ON SUCH CONDITIONS AND AT SUCH TIMES AS, AND PAYABLE IN PREFERENCE TO OR IN RELATION TO, THE DIVIDENDS PAYABLE ON ANY OTHER CLASS OR CLASSES OR SERIES OF SHARES; (D) HAVE SPECIFIED RIGHTS ON THE DISSOLUTION OF, OR ON ANY DISTRIBUTION OF THE ASSETS OF, THE CORPORATION; (E) ARE CONVERTIBLE INTO OR EXCHANGEABLE FOR SHARES OF ANY OTHER CLASS OR CLASSES OR ANY OTHER SERIES OF THE SAME OR ANY OTHER CLASS OR CLASSES OF SHARES OF THE CORPORATION, AT A SPECIFIED PRICE OR PRICES OR AT SPECIFIED RATES OF EXCHANGE, AND WITH ANY SPECIFIED ADJUSTMENTS; AND (F) HAVE OTHER RELATIVE, PARTICIPATING, OPTIONAL, OR OTHER SPECIAL RIGHTS, QUALIFICATIONS, LIMITATIONS, OR RESTRICTIONS.

The foregoing amendment to the Articles of Incorporation was duly adopted on : 11/21/2023 in accordance with the provisions of the act by the unanimous consent of the incorporator(s) before the first meeting of the Board of Directors or Trustees.

This document must be signed by an authorized officer or agent:

Signed this 21st Day of November, 2023 by:

Signature	Title	Title if "Other" was selected
Christopher L. Kelly	Incorporator	

By selecting ACCEPT, I hereby acknowledge that this electronic document is being signed in accordance with the Act. I further certify that to the best of my knowledge the information provided is true, accurate, and in compliance with the Act.

Decline   Accept

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS

FILING ENDORSEMENT

This is to Certify that the   CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

for

NEW SS CORPORATION

ID Number: 803128222

received by electronic transmission on   November 21, 2023 , is hereby endorsed.

Filed on   November 21, 2023, by the Administrator.

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.



In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, *in the City of Lansing, this 21st day of November, 2023.*

Linda Clegg, Director
Corporations, Securities & Commercial Licensing Bureau



Form Revision Date 07/2016

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION
For use by DOMESTIC PROFIT CORPORATION

Pursuant to the provisions of Act 284, Public Acts of 1972, the undersigned corporation executes the following Certificate:

The identification number assigned by the Bureau is:	803128222
The name of the corporation is:	NEW SS CORPORATION

The Articles of Incorporation is hereby amended to read as follows:

Article I

The name of the corporation as amended, is:

SUNRISE SHACK CORPORATION

The foregoing amendment to the Articles of Incorporation was duly adopted on : 11/22/2023

in accordance with the provisions of the act by the unanimous consent of the incorporator(s) before the first meeting of the Board of Directors or Trustees.

This document must be signed by an authorized officer or agent:

Signed this 22nd Day of November, 2023 by:

Signature	Title	Title if "Other" was selected
Christopher L. Kelly	Incorporator	

By selecting ACCEPT, I hereby acknowledge that this electronic document is being signed in accordance with the Act. I further certify that to the best of my knowledge the information provided is true, accurate, and in compliance with the Act.

⬛ Decline   ⬛ Accept

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS

FILING ENDORSEMENT

This is to Certify that the   CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

for

SUNRISE SHACK CORPORATION

ID Number: 803128222

received by electronic transmission on   November 22, 2023 , is hereby endorsed.

Filed on   November 22, 2023, by the Administrator.

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.



In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, *in the City of Lansing, this 22nd day of November, 2023.*

Linda Clegg, Director
Corporations, Securities & Commercial Licensing Bureau

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]





The Sunrise Shack is taking reservations for a possible, upcoming round. Join the waitlist today.

start engine

Add to Watchlist



RESERVE NOW

GET A PIECE OF THE SUNRISE SHACK

Our mission is to spread health and happiness around the world!

The Sunrise Shack is a growing Hawaiian cafe that offers organic coffee, delicious smoothie bowls and a thriving lifestyle brand with strong merchandise sales.

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



THE SUNRISE SHACK'S MISSION IS TO SPREAD ALOHA, HEALTH, AND HAPPINESS WORLDWIDE

$300,693.76 Reserved

OVERVIEW | ABOUT | PRESS | REWARDS | DISCUSSION | INVESTING FAQS ›

REASONS TO INVEST

- The Sunrise Shack offers a unique blend of organic coffee, delicious smoothie bowls and a thriving lifestyle brand—a distinctive and appealing combination in the health-conscious market.
- The Sunrise Shack is perfectly positioned to thrive within the global cafe industry, with expansion opportunities in coastal towns, college campuses, and beyond.
- Led by pro surfers and Hawaii locals, The Sunrise Shack has generated over $16.7 million in revenue across five locations and has a social media following of over a million since inception.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Reserve Now

RESERVED	INVESTORS
$300,693.76	96

ABOUT

HEADQUARTERS
2300 N. King St. Unit 101
Honolulu, HI 96819

WEBSITE
View Site

The Sunrise Shack is a growing Hawaiian cafe that offers organic coffee, delicious smoothie bowls and a thriving lifestyle brand with strong merchandise sales.

TEAM







Travis Smith
Co-Founder, Chairman

Travis, the middle of the Smith brothers, at the age of 12 became a professional bodyboarder and competed at the world-famous Pipeline. He was discovered for modeling on Oahu at the age of 16 and began traveling the world for brands such as Versace, Calvin Klein, and Ralph Lauren, working as a high fashion model. He then moved back to the islands with the dream to start the sunrise shack. Travis is a co-founder of the Sunrise Shack. He is the visionary leader of the company. He works full time for the shack. follow his journey on instragram @triggtrav

Anthony Thomas
CEO

Anthony is a classically trained Chef by trade with over 20 years of expertise in hospitality and restaurants at every level. He excels in delivering memorable dining experiences, building teams and systems. Combining his culinary training with strategic leadership, Anthony oversees the team at The Sunrise Shack and is committed to creating amazing vibes and growing the Sunrise Shack culture of health and happiness. Anthony belives the Sunrise Shack is the embodiment of "practice what you preach" and aims to drive the Shack in its growth both culturally and operationally daily.



Koa Smith
Co-founder, Professional surfer

The youngest of the Smith brothers, Koa is known for traveling the world and scoring some of the best waves on the planet. He holds the record for the longest barrel ever recorded and the most barrels rode on one wave! He now lives on North Shore drinking bullets, surfing Pipeline, and spreading good vibes every day. Follow his journey on instagram @koasmith



Alex Smith
Co-founder, Professional surfer

The eldest of the Smith Brothers, Alex grew up surfing as a sponsored athlete traveling the world. He has been traveling the world storytelling for international brands through videography and photography. His passion for health and peak performance has contributed to each item on the Sunrise Shack menu. Follow his journey on instagram @alexsmith_



Koa Rothman
Co-founder, Professional surfer

Koa is known for his standout performances at Banzai Pipeline and also his YouTube series: This is Livin. At 18 years old he was surfing the heaviest wave in the world in Tahiti, Teahupoo, and caught the biggest wave to ever come in at Teahupoo. He now chases the world's biggest swells and stops by for a Monkey Bowl when he needs a break between the action. Follow his journey on YouTube and Instagram @koarothman



Richard Williams
CFO

Rich has accumulated over 30 years of experience in every level of accounting, including serving as a Chief Financial Officer, across a range of industries and companies of varying sizes. His expertise even extends to being involved in an IPO listing on the NYSE.

Throughout his impressive career, Rich has been a dedicated member of the Sunrise Shack team from its very beginning. He has collaborated closely with the company's owners for most of their lives, fostering a deep and enduring connection. For Rich, being a part of this visionary company has been an incredible journey.

What sets the Sunrise Shack apart is its commitment to a higher purpose. Unlike many companies focused solely on their financial bottom line, Rich and the Sunrise Shack team are dedicated to helping people discover and invest in their health and well-being. They're equally passionate about giving back to the planet and their local communities, contributing to the greater goal of making the world a better place.





Andy Smith
Director, Board Member

In a pivotal move, Andy co-founded one of the world's largest Factory Outlet Shopping Center Companies, which he successfully sold in the late 1980s. Subsequently, he embarked on a new chapter he embarked on a new chapter by relocating to the picturesque island of Kauai, Hawaii, where he met and married the love of his life, Jill Smith. Together, they raised their three boys—Alex, Travis, and Koa—in the serene beauty of the island.

Andy's impact on Hawaii's retail landscape is undeniable, having played a key role in developing some of the region's premier retail projects. Notable ventures include Dole Cannery, KKP Niketown, Luxury Row, HardRock Cafe, and the Retail Shops in Ko Olina. As a principal, he's been a driving force behind projects with a combined value exceeding 2 billion dollars, leaving an indelible mark on Hawaii's business and retail scene.

PRESS



Netflix
Street Food USA

View Article



Outside Magazine
The Newest Food Fad Is Superfood-Infused Drinks

View Article



Stab Magazine
Sunrise Shack: The Breakfast Of Champions

View Article



The Inertia
The Story Behind Oahu's Instagram-Famous Sunrise Shack

View Article

Vogue
Pro Surfer, Model, and Hawaii Native Koa Smith Shares His Guide to Oahu

View Article

Show More Press

ALL UPDATES

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into The Sunrise Shack.



$240

Reservation Bonus

Reservation Holders in the Testing The Waters Page will receive 5% bonus shares.

Select

JOIN THE DISCUSSION



GB

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



| SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED |



WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

Crowdfunding

What does it mean when I make a reservation?   ⌄

Once the offering launches, how will I be notified?   ⌄

Will I be charged?   ⌄

Can I cancel my reservation?   ⌄

What does "Exclusive for Accredited Investors" mean? (Reg D only) ⌄

More FAQs   →



StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's **offering circular** and **risk associated with this offering**.

StartEngine Marketplace

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine.

None of the information displayed on or downloadable from www.startengine.com (the any security. It also does not constitute an offer to provide investment advice or service. any security. It also does not constitute an offer to provide investment advice or service. any security. It also does not constitute an offer to provide investment advice or service. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, or (2) assist in the determination of fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

All investment opportunities are based on indicated interest from sellers and will need to be confirmed.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

The Sunrise Shack is Growing- Join Us as an Investor!
Exciting news from the Sunrise Shack ohana! We're stoked to share that we're gearing up for a major milestone – Sunrise Shack is embarking on a capital fundraising journey on StartEngine, and we want you to be a part of it!

Why Equity Crowdfunding?

Regulation Crowdfunding is opening doors for companies like ours to raise capital from our incredible community. It's a chance for you to become a partial owner of Sunrise Shack and share in the excitement as we continue to grow.

Why Invest in Sunrise Shack?

- Join the Health and Wellness Movement
The Sunrise Shack is at the forefront of the health and wellness revolution. By investing, you become a part of this exciting movement and help us inspire more people to live healthier lives.

- Aloha Spirit and Positive Impact
Beyond business, Sunrise Shack embodies the Aloha Spirit, promoting positivity, kindness, and a sense of community. Your investment contributes to the growth of a brand that prioritizes making a positive impact on both individuals and communities.

- Proven Track Record of Success
Our track record speaks for itself. We've achieved significant milestones and success in our journey so far, showcasing our ability to navigate challenges and capitalize on opportunities.

What's Next:

- 🌐 Learn More: Dive into the details of our campaign **here**.

- 🚀 Join StartEngine: Sign up for your free StartEngine account **here**.

- 🌅 Follow Along: Hit the "Follow" button on our campaign page for exclusive updates and behind-the-scenes peeks.

As a valued member of our community, your support has been the heart of Sunrise Shack. Now, we invite you to be a part of our journey in a whole new way.

Many mahalos,

The Sunrise Shack Ohana

OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



Subject: The Sunrise Shack is Growing- Join Us as an Investor!

The Sunrise Shack is Growing.
Join Us as an Investor!

Exciting news from the Sunrise Shack ohana! We're stoked to share that we're gearing up for a major milestone – Sunrise Shack is embarking on a capital fundraising journey on StartEngine, and we want you to be a part of it!



THE SUNRISE SHACK

Why Equity Crowdfunding?

Regulation Crowdfunding is opening doors for companies like ours to raise capital from our incredible community. It's a chance for you to become a partial owner of Sunrise Shack and share in the excitement as we continue to grow.

Why Invest in Sunrise Shack?

- Join the Health and Wellness Movement
The Sunrise Shack is at the forefront of the health and wellness revolution. By investing, you become a part of this exciting movement and help us inspire more people to live healthier lives.

- Aloha Spirit and Positive Impact
Beyond business, Sunrise Shack embodies the Aloha Spirit, promoting positivity, kindness, and a sense of community. Your investment contributes to the growth of a brand that prioritizes making a positive impact on both individuals and communities.

- Proven Track Record of Success
Our track record speaks for itself. We've achieved significant milestones and success in our journey so far, showcasing our ability to navigate challenges and capitalize on opportunities.

What's Next:

- 🌐 Learn More: Dive into the details of our campaign **here**.
- 🚀 Join StartEngine: Sign up for your free StartEngine account **here**.
- 🌅 Follow Along: Hit the "Follow" button on our campaign page for exclusive updates and behind-the-scenes peeks.

As a valued member of our community, your support has been the heart of Sunrise Shack. Now, we invite you to be a part of our journey in a whole new way.

Many mahalos,

The Sunrise Shack Ohana

JOIN THE OHANA









The Sunrise Shack


Find related content
Report
OF THE SUNRISE SHACK OHANA
View Analytics

Sunrise Shack · 11-20

😊 Exciting News from Sunrise Shack! We're raising capital on StartEngine to fuel our growth. Be a part of our journe... more

♫ original sound - Sunrise Shack

Hawaiian Islands · Waikoloa

202 8 4

https://www.tiktok.com/@sunriseshackhawaii/video/7... Copy link

Comments (8) Creator videos

Sunrise Shack · Creator
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED
11-20 Reply 0

Sunrise Shack · Creator
AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM.
11-20 Reply 0

Sunrise Shack · Creator
AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF AN "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Back to top

Add comment... Post



Have questions? Reply to this email and we'll respond as soon as possible.

The Sunrise Shack is Growing. Join Us as an Investor!

Exciting news from the Sunrise Shack ohana! We're stoked to share that we're gearing up for a major milestone – Sunrise Shack is embarking on a capital fundraising journey on StartEngine, and we want you to be a part of it!



THE SUNRISE SHACK

Why Equity Crowdfunding?

Regulation Crowdfunding is opening doors for companies like ours to raise capital from our incredible community. It's a chance for you to become a partial owner of Sunrise Shack and share in the excitement as we continue to grow.

Why Invest in Sunrise Shack?

- Join the Health and Wellness Movement
The Sunrise Shack is at the forefront of the health and wellness revolution. By investing, you become a part of this exciting movement and help us inspire more people to live healthier lives.

- Aloha Spirit and Positive Impact
Beyond business, Sunrise Shack embodies the Aloha Spirit, promoting positivity, kindness, and a sense of community. Your investment contributes to the growth of a brand that prioritizes making a positive impact on both individuals and communities.

- Proven Track Record of Success
Our track record speaks for itself. We've achieved significant milestones and success in our journey so far, showcasing our ability to navigate challenges and capitalize on opportunities.

What's Next:

- 🌐 Learn More: Dive into the details of our campaign here.
- 🚀 Join StartEngine: Sign up for your free StartEngine account here.
- 🌅 Follow Along: Hit the "Follow" button on our campaign page for exclusive updates and behind-the-scenes peeks.

As a valued member of our community, your support has been the heart of Sunrise Shack. Now, we invite you to be a part of our journey in a whole new way.

Many mahalos,

The Sunrise Shack Ohana

JOIN THE OHANA



Legal disclaimer: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



koasmith and **sunriseshack**
Original audio

 **koasmith** ✓ BIG NEWS YOU FRIGGIN LEGENDS!
The @sunriseshack is expanding and you can become an equity owner!! Through our epic Start Engine campaign you can invest as little as $250 and own a slice of the Sunrise shack!
Check out the link in @sunriseshack BIO for more info!!
Thank you for supporting our mission to change the world, one Sunrise Shack at a time !! 🧑‍🍳👍❤️‍🔥

1w

 **sunriseshack** Legal disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

1w   1 like   Reply   •••

—— View replies (1)

 **sunriseshack** 🔥🔥

1w   2 likes   Reply

 **bradleyosborn** Hands down best bowls ever. Had multiple

      

 Liked by **sunriseshack** and **1,118 others**
November 28

 Add a comment...   Post



sunriseshack and **triggtrav**
Original audio

sunriseshack ☀️ Exciting News from Sunrise Shack! We're raising capital on StartEngine to fuel our growth. Be a part of our journey. Check out the link in our bio to learn more and join the waitlist today 🚀

2w

sunriseshack Legal disclaimer: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

2w   1 like   Reply   ...

eddiesok hell yeah 👍 congrats travis!

2w   1 like   Reply

View replies (1)

claireledbetter San Diego??

2w   6 likes   Reply

Liked by **mermaidmaya222** and **1,613 others**

November 20

Add a comment...   Post

FOR YOU TO BECOME PART



Sunrise Shack
@sunriseshackhi   ...

☀️ Exciting News from Sunrise Shack! We're raising capital on StartEngine to fuel our growth. Be a part of our journey. Check out the link in our bio to learn more and join the waitlist today 🚀

THE
SUNRISE SHACK
HAWAII
THIS IS AN EXCITING CHANCE

0:13

THROUGH FRANCHISING

0:14

11:25 AM · Nov 20, 2023 · **49** Views

💬 1   🔁   ♡   🔖   ⬆️

Post your reply   **Reply**

Sunrise Shack @sunriseshackhi · Nov 20   •••
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM.

💬 1   🔁   ♡   📊 13   🔖 ⬆️

Sunrise Shack @sunriseshackhi · Nov 20   •••
AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

💬   🔁   ♡ 1   📊 12   🔖 ⬆️

(833) 248-7929


THE SUNRISE SHACK

The Sunrise Shack Hawaii: 🌞 Aloha! Big news from Sunrise Shack! We're stoked to announce that we're raising capital on StartEngine to fuel our growth. Join us on this exciting journey. Learn more here: https://square.ly/r/----

Text STOP to opt out